Exhibit 99.1

XP INC. ACQUIRES MINORITY STAKE IN

REAL ESTATE FINANCING STARTUP DIRETO

São Paulo, Brazil, December 9, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the signing of an agreement with Direcional Engenharia (BVMF: DIRR3) to invest in the real estate financing startup Direto.

The acquisition of 49.9% of Direto's capital, still subject to regulatory approval, represents an important milestone for XP Inc. in a market with high potential and in which Direcional has proven expertise throughout its forty years of history.

Direto will rely on XP's distribution structure, tech platform and funding solutions and on Direcional's knowledge and efficiency in the real estate market, acting in business origination and in the formation of a team with extensive real estate and credit analysis experience. The management of Direto will remain independent from its shareholders, with its own team in São Paulo and Belo Horizonte.

Initially, three complementary solutions will be offered: (i) loans for the acquisition of new and used properties, which may involve partnerships with other financial institutions; (ii) home equity, in which the property is used as collateral for loans and (iii) acquisition of receivables portfolios from home builders and developers.

The deal will allow XP Inc. to expand its operations in the real estate segment, in which it is already one of the main references in the structuring and distribution of Certificates of Real Estate Receivables (CRI) and Real Estate Investment Trusts (REIT) and in the securitization market. The real estate market in Brazil offers many opportunities, is gigantic (as of October 2021, the credit portfolio had reached R$ 800B according to Brazilian Central Bank), but still underpenetrated and inefficient in several segments. This partnership is one additional step into this segment, aligned with XP Inc.'s long-term strategic planning, to offer more solutions to clients and expand our addressable market while maintaining an asset-light business model.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

About Direcional Engenharia

Direcional Engenharia is a leading Brazilian developer and builder, operating in several regions of the country. The company is listed on the Novo Mercado, the highest corporate governance standard on the B3 stock exchange. Over its 40 years of history, it has surpassed 150,000 delivered and developed unit.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com/en/